UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
MINDSPEED TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	01-0616769
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4000 MacArthur Boulevard, East Tower
Newport Beach, California	92660-3095
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Preferred Stock Purchase Rights	Nasdaq Global Market
Securities to be registered pursuant to Section 12(g) of the Act:
Not Applicable
(Title of Class)

ITEM 1. Description of Registrant’s Securities to Be Registered
ITEM 2. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-4.1
EX-99.1

ITEM 1. Description of Registrant’s Securities to Be Registered.
     On August 9, 2009, the Board of Directors of Mindspeed Technologies, Inc. (the “Company”) authorized and declared a dividend of one right (“Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share, to stockholders of record at the close of business on August 31, 2009 (the “Record Date”), and authorized the issuance of one Right for each share of the common stock issued by the Company (except as otherwise provided in the Rights Agreement, as defined below) between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a purchase price of $15.00 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Section 382 Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated as of August 9, 2009, as amended from time to time (the “Rights Agreement”). Certain capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Rights Agreement.
     The Board of Directors adopted the Rights Agreement in an effort to help preserve the ability to utilize fully the Company’s net operating loss carryforwards (“NOLs”) to reduce potential future federal income tax obligations. The Company has experienced substantial operating losses, and under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, the Company may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce its federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “Ownership Change,” as defined in Section 382 of the Internal Revenue Code, its ability to use the NOLs will be significantly limited, and the timing of the usage of the NOLs could be significantly limited, which could therefore significantly impair the value of that asset.
     The Rights Agreement is intended to act as a deterrent to any person or group acquiring, without the approval of the Company’s Board of Directors, beneficial ownership of 4.9% or more of the Company Stock, defined to include (i) shares of Company common stock, (ii) shares of preferred stock of the Company (other than preferred stock described in Section 1504(a)(4) of the Internal Revenue Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)) to purchase stock of the Company, and (iv) any interest that would be treated as “stock” of the Company for purposes of Section 382 of the Internal Revenue Code or pursuant to Treasury Regulation § 1.382-2T(f)(18). Holders of 4.9% or more of the Company Stock outstanding as of the close of business on August 9, 2009 will not trigger the Rights Agreement so long as they do not (i) acquire additional Company Stock constituting one-half of one percent (0.5%) or more of the Company Stock outstanding as of the date of the Rights Agreement (as adjusted for stock splits, subdivisions and the like, as well as other exceptions detailed in the Rights Agreement), or (ii) fall under 4.9% ownership of Company Stock and then re-acquire 4.9% or more of the Company Stock. Any Rights held by an Acquiring Person (defined below) are void and may not be exercised. The Board of Directors may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Rights Agreement.
       Certificates; Distribution Date. Initially, the Rights will attach to all certificates representing shares of outstanding Company common stock, and no separate Rights Certificates will be distributed. Subject to the provisions of the Rights Agreement, the Rights will separate from the Company common stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired or otherwise obtained beneficial ownership of 4.9% or more of the then-outstanding Company Stock (or, if the tenth business day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by Company common stock certificates and will be transferred with and only with such Company common stock certificates, (ii) new Company common stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company common stock will also constitute the transfer of the Rights associated with the Company common stock represented by such certificates.
     An “Acquiring Person” does not include certain persons specified in the Rights Agreement.
     The Rights are not exercisable until the Distribution Date. Under certain circumstances, as provided in the Rights Agreement, the exercisability of the Rights may be suspended.
     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date (and to each initial holder of certain shares of the common stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights.
     Flip-In. If a person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the Company’s option, shares of the common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.
      Redemption. At any time until ten business days following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, until ten business days following the Record Date), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (subject to adjustment in certain events) payable, at the election of the Board of Directors, in cash, shares of the common stock or other consideration considered appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.
     Exchange. We may, at any time after there is an Acquiring Person, until the time specified in the Rights Agreement, exchange all or part of the then-outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of the common stock pursuant to a one-for-one exchange ratio, subject to adjustment or, at the Company’s election, other consideration.
     Expiration. The Rights will expire on the earliest of (i) the third (3rd) anniversary of the Rights Agreement, (ii) the time at which the Rights are redeemed or exchanged, and (iii) the repeal of Section 382 of the Internal Revenue Code or any successor statute, if the Board of Directors determines that the Rights Agreement is no longer necessary for the preservation of NOLs and certain other tax benefits.
     No Stockholder Rights; Taxation. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration) or for common stock of the acquiring Company or in the event of the redemption of Rights as set forth above.
     Amendment. Any of the provisions of the Rights Agreement may be amended without the approval of the holders of the Rights or the common stock at any time prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.
     Description of Preferred Stock. The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable.
     Each Unit of Preferred Stock will have a minimum preferential quarterly dividend of $0.01 per Unit or any higher per share dividend declared on the common stock.
     In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per Unit and the per share amount paid in respect of a share of the common stock.
     Each Unit of Preferred Stock will have one vote, voting together with the common stock.
     In the event of any merger, consolidation or other transaction in which shares of the common stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of the common stock.
     The rights of holders of the Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.
     The economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of the common stock.
     A copy of the Rights Agreement is filed as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference and a copy of the press release relating to the adoption of the Rights Agreement is filed as Exhibit 99.1 to this Form 8-A. The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to Exhibit 4.1.
ITEM 2. Exhibits.

Exhibit	Description

4.1	Section 382 Rights Agreement, dated August 9, 2009, between the Registrant and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, Summary of Rights as Exhibit B and Form of Certificate of Designation as Exhibit C.

99.1	Press Release dated August 10, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MINDSPEED TECHNOLOGIES, INC.
Date: August 10, 2009	By:	/s/ Bret W. Johnsen
Bret W. Johnsen
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit	Description

4.1	Section 382 Rights Agreement, dated August 9, 2009, between the Registrant and Mellon Investor Services LLC, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, Summary of Rights as Exhibit B and Form of Certificate of Designation as Exhibit C.

99.1	Press Release dated August 10, 2009.